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                                    FILED BY ALKERMES, INC. PURSUANT TO RULE 425
                                            UNDER THE SECURITIES ACT OF 1933 AND
                                            DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SUBJECT COMPANY: RELIANT PHARMACEUTICALS, LLC

                                                  COMMISSION FILE NO.: 132-02240


The Agreement and Plan of Merger by and among Alkermes, Inc., a Pennsylvania corporation, Reliant Pharmaceuticals, LLC, a Delaware limited liability company, New Alkermes, Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Alkermes, Adams Acquisition Sub, Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Alkermes and Revere Acquisition Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Alkermes was filed by Alkermes, Inc. under cover of Form 8-K today and is incorporated by reference into this filing.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed Alkermes/Reliant merger, a joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Alkermes with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Alkermes by calling Alkermes at
(617) 494-0171 and on the Alkermes website at www.alkermes.com.

Alkermes and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its shareholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Alkermes shareholders in connection with the proposed Alkermes/Reliant merger is set forth in Alkermes' proxy statement for its 2001 annual meeting, dated June 22, 2001 and filed with the SEC on June 28, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.